# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRIMAS CORP, CIK 0000842633
CUSIP: 896215209
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 38505 WOODWARD AVENUE, SUITE 200, BLOOMFIELD HILLS, Michigan (MI), 48304
Date of event which requires filing of this statement: 02/10/2025
Amends the filing with accession number 0000902664-24-005842
Filed by CIK 0002040467
Persons authorized to receive notices and communications: Trend International Holding AG, Wiesenstrasse 9, Zurich, Switzerland (V8), 8008, 41 44 268 69 38; Ele Klein & Sean W. Brownridge, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Trend International Holding AG (CIK 0002040467): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 0; shared voting power 4,170,667; sole dispositive power 0; shared dispositive power 4,170,667; aggregate amount beneficially owned 4,170,667 (10.3% of the class)
- Shawn Sedaghat (CIK 0001321614): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,170,667; sole dispositive power 0; shared dispositive power 4,170,667; aggregate amount beneficially owned 4,170,667 (10.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TRIMAS CORP
Address of issuer's principal executive offices: 38505 WOODWARD AVENUE, SUITE 200, BLOOMFIELD HILLS, Michigan (MI), 48304
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on October 15, 2024 (the "Original Schedule 13D," and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the shares of Common Stock. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

As disclosed in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 11, 2025, Mr. Sedaghat was appointed as a member of the Board, effective February 10, 2025.

## Signatures
- Trend International Holding AG: /s/ Shawn Sedaghat, Shawn Sedaghat, Chairman of the Board (02/11/2025)
- Shawn Sedaghat: /s/ Shawn Sedaghat, Shawn Sedaghat, Individually (02/11/2025)